SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2008

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc (Translation of registrant’s name into English)	Rio Tinto Limited ABN 96 004 458 404 (Translation of registrant’s name into English)

5 Aldermanbury Square, London, EC2V 7HR, United Kingdom (Address of principal executive offices)	Level 33, 120 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS
SIGNATURES
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3

EXHIBITS

99.1	10 December 2008	Operating review: Rio Tinto commits to reduce net debt by $10 billion by end of 2009

99.2	11 December 2008	Divestment: Rio Tinto joint venture Richards Bay Minerals reaches agreement on 26 per cent BBBEE transaction

99.3	11 December 2008	Capital project: Further update on Simandou

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc			Rio Tinto Limited
(Registrant)			(Registrant)

By	/s/ Ben Mathews		By	/s/ Ben Mathews

	Name Title	Ben Mathews Secretary		Name Title	Ben Mathews Assistant Secretary

	Date	15 January 2009		Date	15 January 2009